[Graphic omitted] Ahold

                                                  Press Release

                                                  Royal Ahold
                                                  Corporate Communications

                                           Date:  August 25, 2004
                           For more information:  +31 75 659 57 20

Ahold announces new U.S. Foodservice Securitization Program

Zaandam, The Netherlands, August 25, 2004 -- Ahold today announced that its U.S. subsidiary, U.S. Foodservice, has entered into a new USD 600 million receivable 364-day securitization program with three banks. The new agreement, which was entered into on August 24, 2004, replaces the aggregate USD 490 million variable investment certificates commitments under the existing securitization programs with immediate effect.

Commenting on the deal, Ahold CFO Hannu Ryopponen said, "We are happy to have reached agreement on terms and conditions that are very much in line with market standards and that includes improved pricing."

Ahold Corporate Communications: +31.75.659.5720

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302